UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 25, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

Johannesburg, Wednesday, 25 September 2024. In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1.	Name of director:	PW Steenkamp
	Designation:	Chief Executive Officer

	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2024
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	183 974
	Number of ordinary shares retained:	65 134

	Date of transaction:	19 September 2024
	Number of vested shares sold:	103 936
	Highest price per share:	R178.32
	Lowest price per share:	R173.86
	Volume weighted average price per share:	R175.04
	Total value of shares:	R18,192,437.76

	Date of transaction	20 September 2024
	Number of vested shares sold:	14 904
	Highest price per share:	R179.66
	Lowest price per share:	R176.83

Volume weighted average price	R177.32
Total value of shares:	R2,642,762.38

Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	BP Lekubo
	Designation:	Financial Director
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2024
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	68 135
	Number of ordinary shares retained:	34 067

	Date of transaction:	19 September 2024
	Number of vested shares sold:	24 906
	Highest price per share:	R178.32
	Lowest price per share:	R173.86
	Volume weighted average price per share:	R175.04
	Total value of shares:	R4,359,421.71

	Date of transaction:	20 September 2024
	Number of vested shares sold:	9 162
	Highest price per share:	R179.66
	Lowest price per share:	R176.83
	Volume weighted average price:	R177.32
	Total value of shares:	R1,624,596.68

	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego
	Designation:	Executive Director
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2024
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	61 111
	Number of ordinary shares retained:	31,111

	Date of transaction:	19 September 2024
	Number of vested shares sold:	22 812
	Highest price per share:	R178.32
	Lowest price per share:	R173.86
	Volume weighted average price per share:	R175.04
	Total value of shares:	R3,992,898.42

	Date of transaction:	20 September 2024
	Number of vested shares sold:	7 188
	Highest price per share:	R179.66
	Lowest price per share:	R176.83
	Volume weighted average price:	R177.32
	Total value of shares:	R1,274,568.97

	Nature and extent of prescribed officer’s interest:	Direct beneficial

4.	Name of prescribed officer:	B Nel
	Designation:	Group Chief Operating Officer
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2024
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	64 328
	Number of ordinary shares retained:	32 163
	Date of transaction:	19 September 2024
	Number of vested shares sold:	25 072
	Highest price per share:	R178.32
	Lowest price per share:	R173.86
	Volume weighted average price per share:	R175.04
	Total value of shares:	R4,388,477.52

	Date of transaction:	20 September 2024
	Number of vested shares sold:	7 093
	Highest price per share:	R179.66
	Lowest price per share:	R176.83
	Volume weighted average price:	R177.32
	Total value of shares:	R1,257,723.67

	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	M van der Walt
	Designation:	Chief Corporate Officer
	Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2024
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	42 032
	Number of ordinary shares retained:	21 015
	Date of transaction:	19 September 2024
	Number of vested shares sold:	14 826
	Highest price per share:	R178.32
	Lowest price per share:	R173.86
	Volume weighted average price per share:	R175.04
	Total value of shares:	R2,595,068.91

	Date of transaction:	20 September 2024
	Number of vested shares sold:	6 191
	Highest price per share:	R179.66
	Lowest price per share:	R176.83
	Volume weighted average price:	R177.32
	Total value of shares:	R1,097,781.93

	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	J van Heerden
	Designation:	Chief Development Officer

Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2024
Class of securities:	Ordinary shares

Number of ordinary shares vested:	76 744
Number of ordinary shares retained:	38 371
Date of transaction	19 September 2024
Number of vested shares sold:	30 483
Highest price per share:	R178.32
Lowest price per share:	R173.86
Volume weighted average price per share:	R175.04
Total value of shares:	R5,335,591.91

Date of transaction:	20 September 2024
Number of vested shares sold:	7 890
Highest price per share:	R179.66
Lowest price per share:	R176.83
Volume weighted average price:	R177.32
Total value of shares:	R1,399,046.91

Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	A Buthelezi
	Designation:	Chief People Officer

Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2024
Class of securities:	Ordinary shares

Number of ordinary shares vested:	41 890
Number of ordinary shares retained:	14 544
Date of transaction:	19 September 2024
Number of vested shares sold:	24 442
Highest price per share:	R178.32
Lowest price per share:	R173.86
Volume weighted average price per share:	R175.04
Total value of shares:	R4,278,205.47

Date of transaction:	20 September 2024
Number of vested shares sold:	2 904
Highest price per share:	R179.66
Lowest price per share:	R176.83
Volume weighted average price:	R177.32

Total value of shares:	R514,934.38

Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of company secretary:	SS Mohatla
	Designation:	Group Company Secretary

Nature of transaction:	Vesting of deferred share awards and settlement by on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
Vesting Date:	18 September 2024
Class of securities:	Ordinary shares

Number of ordinary shares vested:	25 190

Date of transaction	19 September 2024
Number of vested shares sold	14 041
Highest price per share:	R178.32
Lowest price per share:	R173.86
Volume weighted average price per share	R175.04
Total value of shares:	R2,457,666.44

Date of transaction:	20 September 2024
Number of vested shares sold:	11 149
Highest price per share:	R179.66
Lowest price per share:	R176.83
Volume weighted average price:	R177.32
Total value of shares:	R1,976,929.53

Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 3.66 of the JSE Listings Requirements.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
25 September 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 25, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director